UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tricon Residential Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89612W102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS BCORE Preferred Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS BREIT Debt Parent LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Income Trust, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS BX REIT Advisors L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

CUSIP No. 89612W102

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,050,536
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,050,536
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,050,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Calculations of the Common Shares beneficially owned assume 273,155,710 Common Shares of the Issuer outstanding as of September 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 8, 2022, and take into account preferred units of Tricon Pipe LLC, exchangeable at any time at the option of BCORE Preferred Holdco LLC into 28,235,294 Common Shares of the Issuer.

Item 1(a).	Name of Issuer:

Tricon Residential Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 St. Thomas Street, Suite 801

Toronto, ON M5S 2B7

Item 2(a)	Name of Person Filing:

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	BCORE Preferred Holdco LLC

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(ii)	BREIT Debt Parent LLC

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(iii)	Blackstone Real Estate Income Trust, Inc.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Maryland

(iv)	BX REIT Advisors L.L.C.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(v)	Blackstone Holdings I L.P.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vi)	Blackstone Holdings I/II GP L.L.C.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vii)	Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(viii)	Blackstone Group Management L.L.C.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(ix)	Stephen A. Schwarzman

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Citizenship: United States

Item 2(d)	Title of Class of Securities:

Common Shares (“Common Shares”)

Item 2(e)	CUSIP Number:

89612W102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

BCORE Preferred Holdco LLC owns 6,815,242 Common Shares and 240,000 preferred units of Tricon Pipe LLC convertible into 28,235,294 Common Shares.

BREIT Debt Parent LLC is the sole member of BCORE Preferred Holdco LLC. BREIT Debt Parent LLC is a subsidiary of Blackstone Real Estate Income Trust, Inc. BX REIT Advisors L.L.C. is the external manager of Blackstone Real Estate Income Trust, Inc. Blackstone Holdings I L.P. is the sole member of BX REIT Advisors L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by BCORE Preferred Holdco LLC, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than BCORE Preferred Holdco LLC) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2023

BCORE PREFERRED HOLDCO LLC

By:	/s/ Michael Lascher
Name: Michael Lascher
Title: Senior Managing Director and Vice President

BREIT DEBT PARENT LLC

By:	/s/ Brian Kim
Name: Brian Kim
Title: Senior Managing Director

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

By:	/s/ Brian Kim
Name: Brian Kim
Title: Senior Managing Director

BX REIT ADVISORS L.L.C.

By:	/s/ Brian Kim
Name: Brian Kim
Title: Senior Managing Director

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 9, 2023, by and among the Reporting Persons (filed herewith).